Exhibit 99.1

News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    Ray Mckay Joins Claude's Board

    Toronto Stock Exchange
    Trading symbol - CRJ
    AMEX - CGR

    SASKATOON, SK, June 22 /CNW Telbec/ - Josef Spross, Chairman of the Board
of Claude Resources Inc. (TSX - CRJ / AMEX - CGR), is pleased to announce that
Ray McKay has joined the Company's Board of Directors. Mr. McKay, a resident of La Ronge, Saskatchewan, began his career in Alberta as an educator in 1968, retiring as a principal in 1979. He then became the Executive Director for
Saskatchewan Education, Training and Employment, Northern Education Services
Branch in La Ronge and in 1996 he became the Deputy Minister for the
Government of Saskatchewan, Northern Affairs. He recently retired as the Chief
Executive Officer for Kitsaki Management Limited Partnership. Mr. McKay
received numerous awards including the Educational Development Award, Keewatin
Career Development Corporation, in recognition of "Dedication to the
Development of Education and Training for the people of northern
Saskatchewan"; the Bill Hansen Award, Interprovincial Association on Native
Employment Inc. (I.A.N.E.), in recognition of "Outstanding Contribution to the
Employment of Aboriginal People"; and the Commemorative Medal for the 125th
Anniversary of Canadian Confederation, Government of Canada, for significant contribution to Canada, community and fellow Canadians. "Mr. McKay's skill and experience represents another significant addition to Claude's Board of
Directors," stated Mr. Spross.

    Claude Resources Inc. is a public company based in Saskatoon,
Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the American Stock Exchange (AMEX-CGR). Claude is a gold mining and exploration company with producing oil and natural gas assets. The Company's entire asset base is located in Canada. Since 1991, Claude has produced nearly
750,000 ounces of gold from its Seabee mine in northeastern Saskatchewan. The
Company also owns 100% of the Madsen property in the Red Lake camp of northwestern Ontario.
    %SEDAR: 00000498E          %CIK: 0001173924

    /For further information: Neil McMillan, President and CEO,
1-306-668-7505, Facsimile:  1-306-668-7500,
clauderesources(at)clauderesources.com; Renmark Financial Communications Inc.:
Neil Murray-Lyon : nmurraylyon(at) renmarkfinancial.com; Tina Cameron :
tcameron(at)renmarkfinancial.com, (514) 939-3989, Fax: (514) 939-3717,
www.renmarkfinancial.com/
    (CRJ. CGR)

CO:  CLAUDE RESOURCES INC.

CNW 14:05e 22-JUN-07